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TD Private Client Wealth LLC

STATEMENT OF FINANCIAL CONDITION

October 31, 2018

TD Private Client Wealth LLC

Statement of Financial Condition

Year Ended October 31, 2018

Contents







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2017 (MM/DD/YY) AND ENDING 10/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TD Private Client Wealth LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue - 11th Floor
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Rosenthal 212-827-6840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Richard Rosenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Private Client Wealth LLC, as of October 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

SUZANNE CONNORS FRANCO
Notary Public, State of New York
No. 01FR6175998
Qualified in New York County
Commission Expires October 22, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm

The Shareholder and Board of Directors of TD Private Client Wealth LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TD Private Client Wealth LLC (the Company) as of October 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at October 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

EY has served as auditor since 2012

December 17, 2018

TD Private Client Wealth LLC

Statement of Financial Condition

October 31, 2018

Assets

Cash	$	30,176,808
Cash deposited with clearing organizations		250,000
Cash and cash equivalents		30,426,808
Other assets		147,001
Total assets	$	30,573,809

Liabilities and member's equity

Liabilities:

Unearned revenue	$	3,667,129
Payable to asset managers		1,200,383
Payables to affiliates		883,703
Other payables		230,869
Total liabilities		5,982,084
Member's equity		24,591,725
Total liabilities and member's equity	$	30,573,809

See accompanying notes.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2018

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies

Nature of Operations

TD Private Client Wealth LLC ("the Company") is a direct subsidiary of TD Bank N.A. ("the Parent"), which is a wholly-owned subsidiary of TD Bank US Holding Company ("TDBUSH"). TDBUSH is an indirect subsidiary of The Toronto–Dominion Bank.

The Company is a Securities and Exchange Commission ("SEC") registered broker-dealer and investment advisor engaged principally in the provision of investment advisory services and products to high-net-worth clients and institutions. This includes the distribution of securities, including certain mutual funds, limited partnerships, and equity and fixed income securities through its brokerage platform and the provision of managed investment accounts. The Company is licensed to engage in investment advisor activity and broker-dealer activity throughout the United States. The Company is registered with the Financial Industry Regulatory Authority ("FINRA").

Pershing LLC acts as the clearing agent for the Company's trading activity.

Except as otherwise provided by the Delaware Limited Liability Company Act, and by applicable case law, a member of a Delaware limited liability company is generally not liable for the debts, obligations, or liabilities of the Company, much in the same manner as the shareholder, officers and directors of a corporation are generally not liable for the acts and omissions of the corporation.

Basis of Presentation

The accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Certain U.S. GAAP policies, which significantly affect the determination of financial position, results of operations, changes in member's equity and cash flows, are summarized below.

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2018

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Actual results could differ from those estimates. Certain expenses (including tax expense) are based on accounting estimates from the Parent. See Note 2 – Income Taxes and Note 3 – Related Party Transactions for additional information.

Cash and Cash Equivalents

Cash and cash deposited with clearing organizations have an original maturity of three months or less. Cash deposited with clearing organizations represent those amounts required under the Company's clearing agreement with Pershing LLC and is considered restricted from general use.

Investment Advisory and Commission Revenue

Revenue includes brokerage commissions, fees for riskless principal trading, investment advisory fees, fees for new account openings, and other revenue related to customer security transactions are recorded on a trade-date basis. Investment advisory fees related to client-managed account holdings are received quarterly in advance based on the average market value of the client asset holdings as of the end of the previous quarter. Fees related to new accounts opened during a quarter are captured through a monthly process and are billed in advance and amortized over the remainder of the current quarter. Fees received but not yet earned amounted to $3,667,129 and are reported as Unearned revenue on the Statement of Financial Condition at October 31, 2018.

Payable to Asset Managers

The Company receives funds from client billings which includes a portion due to third-party asset managers. These funds are received quarterly in advance and are paid to asset managers when earned. All amounts were earned and paid as of October 31, 2018.

Income Taxes

The Company, including its Parent, and its affiliates file a consolidated TDBUSH federal income tax return. Pursuant to a tax-sharing arrangement, TDBUSH arranges for the payment of federal, state, and local income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from TDBUSH based upon its proportionate

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2018

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

share of the group's federal, state, and local tax liability. The Company is treated as a disregarded entity for U.S. tax purposes.

Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. Subsequent changes in the tax laws or rates require adjustment to these assets and liabilities, with the cumulative effect included in statement of income realized for the period in which the change was enacted. A deferred tax valuation allowance is established when, in the judgment of management, it is more-likely-than-not that all or a portion of deferred tax assets will not be realized.

The Company recognizes the financial statement effects of a tax position when it is more-likely-than-not, based on the technical merits, that the position will be sustained upon examination.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2018

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Accounting Changes

The following accounting pronouncements were adopted in the current fiscal year.

Standard	Description	Annual Reporting Period Ending	Effects on Statement of Financial Condition
In March 2016, the FASB issued ASU 2016-04, "Liabilities – Extinguishments of Liabilities (Subtopic 405-20): Recognition of Breakage for Certain Prepaid Stored-Value Products"	The guidance provides a narrow scope exception to the guidance in Subtopic 405-20 to require that breakage for those liabilities be accounted for consistent with the breakage guidance in Topic 606, Revenue from Contracts with Customers.	October 31, 2018	The guidance did not have an impact on the Statement of Financial Condition.
In February 2018, the FASB issued ASU 2018-02, "Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income"	The guidance allows entities to reclassify from AOCI to retained earnings stranded tax effects resulting from the US Tax Cuts and Jobs Act (the "Act"). An entity that elects to reclassify these amounts must reclassify stranded tax effects related to the change in federal tax rate for all items accounted for in OCI (e.g., available-for-sale securities, employee benefits, hedging items). These entities can also elect to reclassify other stranded tax effects that relate to the Act but do not directly relate to the change in the federal rate (e.g., state taxes, changing from a worldwide tax system to a territorial system). Tax effects that are stranded in OCI for other reasons (e.g., prior changes in tax law, a change in valuation allowance) may not be reclassified.	October 31, 2018	The guidance did not have an impact on the Statement of Financial Condition.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2018

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

The following recent accounting pronouncements are effective for the Company in future years.

Standard	Description	Annual Reporting Period Ending	Effects on Statement of Financial Condition
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)"	The guidance clarifies the principles for recognizing revenue and states revenue must be recognized when the transfer of promised goods or services to customers in an amount that reflects the consideration in which the entity expects to be entitled in exchange for those goods of services, has occurred..	October 31, 2019	The Company does not expect the adoption of ASC 606 to have a material impact on the financial statements because the recognition pattern of revenue will not change. However, upon adoption, the presentation of certain revenue and expense items will be reclassified prospectively. Thus, the adoption will not have an impact on net income.
In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)"	The guidance substantially changes a lessee's accounting for leases and requires the recording on balance sheet of a "right-of-use" asset and liability to make lease payments for most leases. A lessee will continue to recognize expense in its income statement in a manner similar to the requirements under the current lease accounting guidance. For lessors, the guidance modifies classification criteria and accounting for sales-type and direct financing leases and requires a lessor to derecognize the carrying value of the leased asset that is considered to have been transferred to a lessee and record a lease receivable and residual asset. The guidance also eliminates the real estate specific provisions of the current guidance.	October 31, 2020	The Company is assessing the impact of this guidance on the financial statements.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2018

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Standard	Description	Annual Reporting Period Ending	Effects on Statement of Financial Condition
In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments"	The guidance provides clarifications to eight specific cash flow issues intended to reduce diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows.	October 31, 2019	The guidance is not expected to have a material impact on the financial statements.
In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash"	The guidance requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.	October 31, 2019	The guidance is not expected to have a material impact on the Statement of Financial Condition.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2018

2. Income Taxes

As of October 31, 2018, the Company had a net deferred tax asset of $0.

The Company's Payable to affiliates includes $316,521 for the year ended October 31, 2018, which represents federal, state, and local taxes payable to the Parent since the Company does not file any returns on a stand-alone basis.

From time to time, the tax authorities may review and/or challenge specific tax positions taken by the Company in its ordinary course of business. The Company believes that its income tax returns have been filed based upon applicable statutes, regulations and case law in effect at the time of filing, however, the tax authorities could challenge the Company's interpretation.

The Company determines uncertain tax positions by prescribing a "more-likely-than-not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosure on tax reserves. At October 31, 2018, the Company does not expect a change in the unrecognized expenses in the next 12 months.

The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. For the year ended October 31, 2018, the Company did not recognize any interest. The Company did not accrue for the payment of interest and penalties.

The Company operates in the United States. Tax years 2014-2015 are currently under examination. Tax years 2016 and 2017 also remains open for examination. The state and local tax returns of New York State and New York City, respectively, are currently under examinations for tax years 2012-2015. The Company also has open tax years for the periods 2012-2016 for jurisdictions deemed to be immaterial.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act").The reduction of the U.S. corporate tax rate to the lower base rate of 21%, enacted by the Tax Act, requires a revaluation of deferred tax assets and liabilities. Since the Company is a fiscal year filer, the Company used a current-year prorated tax rate of 23.34% for October 31, 2018. As the Company has no deferred tax assets or liabilities, no adjustment was required. At October 31, 2018, the Company completed its accounting for all enactment-date income tax effects of the U.S. Tax Act.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2018

3. Related Party Transactions

The Company has entered into a services agreement with its Parent for the provision of services related to the business of the Company. Costs related to employees who provide substantial service to the Company have been identified and allocated to the Company, including compensation and employee benefit expense, general office expense and travel expense. Also, costs related to the provision of support services such as finance and accounting support, human resources support, risk management support, compliance support, legal support, and general management oversight of the Company are identified and allocated to the Company. The Parent also provides services such as the payment of direct expenses which are reimbursed by the Company. The Company has a payable to its Parent related to this services agreement of $264,682 as of October 31, 2018, which is included in Payables to affiliates on the Statement of Financial Condition.

The Company maintains a demand deposit bank account with the Parent. The Company did not use the account during the year and did not have a balance on deposit with the Parent at October 31, 2018.

The Company has also entered into agreements with The Toronto-Dominion Bank and affiliates related to the provision of services related to the business of the Company. The agreements provide for The Toronto-Dominion Bank and affiliates to provide services related to the development and management of the Company's investment product offering, perform manager research, portfolio management, investment strategy, due diligence, and advisory and oversight services. The Company's Payables to affiliates includes $302,500 on the Statement of Financial Condition representing the amount due to affiliates at October 31, 2018 for these services.

4. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the SEC, FINRA, and others regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws, laws governing the activities of broker-dealers, and registered investment advisers. Legal and regulatory proceedings in which the Company is a defendant or respondent may arise in the normal course of business. Legal provisions are established when it becomes probable that the Company will incur an expense and the amount can be reliably estimated, although it is possible the Company may incur additional losses and actual losses may vary significantly from estimates. Based on currently available information, the Company believes no losses are reasonably possible.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2018

5. Regulatory and Net Capital Requirements

As a registered broker-dealer and member of the FINRA, the Company is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, not exceed 15 to 1 (1500%). Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital Rule of the SEC.

At October 31, 2018, the Company's net capital, as defined, was $24,444,658, which exceeded the minimum requirement under SEC Rule 15c3-1 by $24,045,852. The ratio of aggregate indebtedness to net capital was 24.47%.